13025365

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 21 2013
WASH, D.C.
193

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68653

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2012 (MM/DD/YY) AND ENDING June 30, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pronet Financial Partners, LLC

OFFICIAL USE ONLY
154601
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Parmenter Road, Suite C-6
(No. and Street)

Londonderry (City) NH (State) 03053 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Sussman 603-434-3594 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey, CPA, PC
(Name – *if individual, state last, first, middle name*)

41 Middle Street (Address) Newburyport (City) MA (State) 01950 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Sussman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pronet Financial Partners, LLC, as of June 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SARAH J. VAIRA
Notary Public-New Hampshire
My Commission Expires
November 17, 2015

Signature

Managing Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rile 15c3-3

Pronet Financial Partners, LLC
12 Parmenter Road Suite c-6
Londonderry, NH 03053

In planning and preforming my audit of the financial statements of Pronet Financial Partners, LLC, for the year ended June 30, 2013, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differenced required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above- mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as define above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registers brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey Karll CPA P.C.

Harvey E. Karll CPA, P.C.
Newburyport, MA
August 1, 2013

PRONET FINANCIAL PARTNERS, LLC

AUDITED FINANCIAL STATEMENTS

JUNE 30, 2013

Table of Contents

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Pronet Financial Partners, LLC
Londonderry, NH 03053

INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying statement of financial condition of Pronet Financial Partners, LLC of June 30, 2013, and the related statements of income, changes in member equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the Untied States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient an appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pronet Financial Partners, LLC, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepting in the United States of America.

Report on Other Legal and Regulatory Requirements

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and related directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information Schedules I, and II is fairly stated in all material respects in relation to the financial statements taken as a whole.

Harvey E. Karll, CPA, PC
Newburyport, MA

Date: August 1, 2013

PRONET FINANCIAL PARTNERS, LLC
Statement of Financial Condition
June 30, 2013

Assets

Cash and Cash Equivalents	$ 28,293
Prepaid Expenses	1,435
	$ 29,728

Liabilities and Member's Capital

Liabilities:	
Accounts Payable	$ 75
Member's Capital	29,653
	$ 29,728

(See Independent Auditor's Report & Accompanying Notes)

PRONET FINANCIAL PARTNERS, LLC
Statement of Income
Year Ended June 30, 2013

Revenue	
Interest Income	$ 15
Operating Expenses	
Fidelity Bond	621
Regulatory Fees	3,100
Rent	4,800
Audit Fees	1,800
Email Compliance	900
Computer & Internet	1,560
Other Expenses	610
Total Operating Expenses	13,391
Net Income (Loss)	($ 13,376)

(See Independent Auditor's Report & Accompanying Notes)

PRONET FINANCIAL PARTNERS, LLC
Statement of Changes in Member's Capital
Year Ended June 30, 2013

Balance, June 30, 2012	$ 38,229
Net income (Loss)	(13,376)
Member contributions	4,800
Balance, June 30, 2013	$ 29,653

(See Independent Auditor's Report and Accompanying Notes)

PRONET FINANCIAL PARTNERS, LLC
Statement of Cash Flows
Year Ended June 30, 2013

		Year to Date
Cash Provided from Operations		
Net Income (Loss)	($ 13,377)	
Adjustments		
Add:		
Less:		
Prepaid Expenses	(244)	
Cash from Operations		(13,621)
Cash Flows – Invested		
Investing Cash Flows		0
Cash Flows – Financing		
Member Contributions	4,800	
Financing Cash Flows		4,800
Cash Increase (Decrease)		(8,821)
Cash – Beginning of Year		
Cash – Checking	5,492	
Cash – Money Market	31,622	
Total Beginning of Year		37,114
Cash on Statement Date		$ 28,293

(See Independent Auditor's Report and Accompanying Notes)

PRONET FINANCIAL PARTNERS, LLC
Notes to Financial Statements
For Year Ended June 30, 2013

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business and Name Change

Sussman Financial Services, LLC, was formed October 19, 2010, in the State of New Hampshire. In February 17, 2012, the company was approved by FINRA (Financial Industry Regulatory Authority) as a broker dealer. The company is in the business of assisting in the purchase and sale of shell broker/dealers and providing compliance consulting to broker/dealers and investment advisors. On August 29, 2012 the company formally changed its name to Pronet Financial Partners, LLC.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The Company uses the accrual method of accounting for financial purposes.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may be in excess of the federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At June 30, 2013, the company had nothing in excess of FDIC insured limits. The company has not experienced any losses in such accounts.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

Fair Value of Financial Statements

The company's financial statements are cash and cash equivalents, and accrued expenses. The recorded values of the cash and cash equivalents, and accrued expenses approximate their fair values based on their short-term nature.

PRONET FINANCIAL PARTNERS, LLC
Notes to Financial Statements
June 30, 2013

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is recognized as a single member limited liability company for income tax purposes under the provisions of the Internal Revenue Code for Limited Liability Companies. As a result, income and losses of the Company are passed through to its sole member for income tax reporting purposes. Accordingly, no provision has been made for federal or state income taxes.

The Company is subject to federal or state tax examination by taxing authorities for year ending December 31, 2012

2. RELATED PARTY TRANSACTIONS

Related Party Transactions

The company leases office space from the sole member on a triple net, month to month basis. In lieu of rent payments, the monthly rent is considered as additions to member's capital contributions. The contribution in lieu of rent will not be deemed a loan nor paid back to the sole member. For year ended June 30, 2013, the contributions to capital totaled $4,800.

3. NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000 and the ratio of aggregate indebtedness to net capital must be less than 15 to 1, as defined under such provisions. At June 30, 2013, the Company had net capital of $28,218, exceeding the minimum net capital requirement of $5,000 by $23,218. At June 30, 2013, the Company had a ratio of aggregate indebtedness to net capital of .27 to 1.

There was no material differences between the audited net capital and that filed originally by the Company as of June 30, 2013.

5. SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 10, 2013, the date on which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

PRONET FINANCIAL PARTNERS, LLC
Computation of Net Capital Pursuant to SEC Rule 15c3-1
June 30, 2013

Schedule I

Total Member's Capital	$ 29,653
Less: Non-Allowable Assets	1,435
Net Capital	28,218
Less: Capital Requirement	5,000
Excess Net Capital	$ 23,218
Aggregate Indebtedness	$ 75
Ratio of Aggregate Indebtedness To Net Capital	0.27 to 1

There was no material difference between the audited net capital and the unaudited net Capital on the June 30, 2013, FOCUS report.

(See Independent Auditor's Report and Accompanying Notes)

Schedule II
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Pronet Financial Partners, LLC

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c-3 is claimed, identify below the section upon which such exemption is based

(k) (1)- Limited business (mutual funds and/or variable annuities only) _______4550

(k) (2)- "Special Account for the Exclusive Benefit of customer" maintained __X___4560

(k) (2)(ii)—All customer transactions cleared through another broker-dealer on a fully disclosed basis

Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8-________	________________	______ 4335B
8-________	________________	______ 4335D
8-________	________________	______ 4335F
8-________	________________	______ 4335H
8-________	________________	______ 4335I

(k) (3) Exempted by order of the Commission ______ 4580

(See Independent Auditor's Report & Accompanying Notes)